212 450 4674

June 1, 2006

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Re:
Aventine Renewable Energy Holdings, Inc.
Form S-1/A filed May 8, 2006
File No. 333-132860

Ms. Pamela A. Long
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Dear Ms. Long:

        This letter responds to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated May 25, 2006 (the "Comment Letter") regarding the above-referenced filing on Form S-1/A (the "S-1/A") of Aventine Renewable Energy Holdings, Inc. (the "Company").

        Set forth below are the Company's responses to the Staff's comments numbered 1 through 7, as set forth in the Comment Letter. Concurrently with this letter, we are filing Amendment No. 2 to the S-1.

Form S-1/A filed on May 8, 2006

General

1.
Please revise your disclosure to discuss recent legislative proposals calling for the repeal or suspension of the imported ethanol tariff. To the extent known or reasonably knowable, please include a risk factor discussing the possible consequences of changes in the imported ethanol tariff to your business.

  The disclosure on pages 14 and 60 has been revised in response to the Staff's comment.

Prospectus Cover Page

2.
Please delete the reference to "joint book-running managers."

  The reference has been deleted in response to the Staff's comment.

Business Overview, page 5

3.
We note your response to comment 18 of our letter dated April 26, 2006. Please revise to briefly disclose here with more detail in your business section, the development of your business, including your organization and your entry into the ethanol industry. See Regulation S-K, Item 101(a)(1).

  Additional disclosure has been added on pages 5 and 53 in response to the Staff's comment.

Commodity Prices, page 45

4.
We note your disclosure concerning the large amount of excess corn and how that should "limit the volatility of, and increases in, corn prices well into the 2006 spring planting season." Please update your disclosure, if necessary.

  The disclosure on page 45 has been revised in response to the Staff's comment.

Principal and Selling Stockholders, page 79

5.
We note your response to prior comment 37. Please revise your disclosure to provide the names of the members of the investment committee and/or advisory committee that have authority to make investment decisions with respect to the shares held by Aventine Holdings LLC.

  The disclosure on page 81 has been revised in response to the Staff's comment.

6.
We note your response to prior comment 38; however, it appears that you have not revised the registration statement to disclose how the selling shareholders obtained the shares registered for resale. Please revise accordingly.

  The disclosure on page 80 has been revised in response to the Staff's comment.

10. Stock-Based Compensation, page F-22

7.
We have reviewed your response to our prior comment 49. Please reconcile for us the number of options granted during 2005 presented in Annex 1 of your response (1,576) to the number if options granted during 2005 in your table on page F-23 (1,269).

  The numbers in the Annex 1 of our prior response (including the 1,576) do not give effect to the 805.47131-for-1 stock split that occurred in December 2005. The numbers in the table on page F-23 (including the 1,269) do give effect to the split. 1576 × 805.47131 = 1,269,423 / 1,000 = 1,269

* * *

        If you have any questions regarding Amendment No. 2 or the responses herein provided, please call the undersigned at (212) 450-4674.

                      Sincerely,

                      /s/ Richard D. Truesdell, Jr.

                      Richard D. Truesdell, Jr.

cc:
Ronald Miller, Aventine Renewable Energy Holdings, Inc.
Julien R. Smythe, Akin Gump Strauss Hauer & Feld LLP
Ryan Rohn, Securities and Exchange Commission
Tamara Brightwell, Securities and Exchange Commission